Exhibit 10.7

SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”) is entered into on March 8, 2012, by and between BI-LO, L.L.C., a Delaware limited liability company (the “Company”) and Michael Byars (the “Executive”), but shall only become effective upon, and subject to, the closing (the date of such closing the “Effective Date”) of the transactions contemplated by the Agreement and Plan of Merger among Opal Holdings, LLC, Opal Merger Sub, Inc. and Opal, Inc., dated as of December 16, 2011 (the “Merger Agreement”). In the event that the transactions contemplated by the Merger Agreement (the “Merger”) are not consummated, this Agreement will be null and void ab initio and without effect.

WHEREAS, the Company desires to continue to employ the Executive, and the Executive desires to continue in the employment of the Company, in such capacity on the terms and conditions set forth in this Agreement;

WHEREAS, the Company and the Executive previously entered into an Employment Agreement dated July 30, 2010 (the “Original Employment Agreement”), which Original Employment Agreement was amended and restated effective                     , 2011 (the “Amended and Restated Employment Agreement”) in connection with and in consideration of the continued employment of the Executive by the Company; and

WHEREAS, the parties desire to amend and restate the Amended and Restated Employment Agreement in the form of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the Executive and the Company hereby agree as follows:

1. Definitions. The following terms when used herein shall have the meanings set forth below, unless the context clearly indicates to the contrary:

(a) “Accrued Obligations” means (i) all Base Salary, at the rate then in effect, through the date of the Executive’s termination of active employment; (ii) any unpaid bonus earned for any previous completed fiscal year, plus any unpaid bonus earned for the current fiscal year as computed through the end of the most recently completed fiscal quarter, plus, with respect to any partially completed fiscal quarter, the higher of (A) the target bonus payout for such fiscal quarter (based on a pro-rated portion of the Executive’s target annual bonus) or (B) the year-to-date payout percentage computed through the end of the previous fiscal quarter, in each of case (A) or (B) prorated for the number of days Executive is employed by the Company during such partially completed fiscal quarter; (iii) unreimbursed business expenses submitted to the Company within 30 days after the termination of the Executive’s employment (for any business expenses submitted later than 20 days after the termination of the Executive’s employment, the Company will reimburse the Executive within 10 days after they are submitted); (iv) accrued and unused vacation, except as limited by Section 7(b); and (v) all other accrued and vested benefits under the applicable Company employee benefit plans in which the Executive participates (which benefits shall be paid at such time or times as set forth in the governing plan or arrangement and any election by the Executive permitted under such governing plan or arrangement, to the extent permitted without penalty under applicable tax law).

(b) “Cause” shall be deemed to exist if (i) the Company determines in good faith and following a reasonable investigation that the Executive has committed fraud, theft, or embezzlement from the Company; (ii) the Executive pleads guilty or nolo contendere to or is convicted of any felony or other crime involving moral turpitude, fraud, theft, or embezzlement; (iii) the Executive willfully fails or refuses to perform any material obligation under this Agreement or to carry out the reasonable directives of the Executive’s supervisor consistent with his duties, and the Executive fails to cure the same within a period of 30 days after written notice of such failure is provided to the Executive by the Company; or (iv) the Executive has engaged in on-the-job conduct that materially violates the Company’s Code of Ethics or Company policies, as determined in the Company’s sole discretion.

(c) “Disability” means that the Executive becomes eligible to receive long-term disability benefits under any long-term disability plan or program maintained by the Company for its employees.

(d) “Executive Committee” means the Company’s Chief Executive Officer, Chief Financial Officer, Senior Vice President of Operations, Executive Vice President of Merchandising, Senior Vice President of Human Resources, and President of BI-LO, LLC.

(e) “Good Reason” shall be deemed to exist if, after the Effective Date, (i) there is a material diminution in title and/or duties, responsibilities, or authority of the Executive; (ii) the Company requires the Executive to move to another location of the Company or any affiliate and the distance between the Executive’s former residence and new job site is at least 50 miles greater than the distance between the Executive’s former residence and former job site; (iii) there is a willful failure or refusal by the Company to perform any material obligation under this Agreement; or (iv) there is a reduction in the Executive’s Base Salary (defined below) or annual bonus target amount, other than a reduction which is part of a general cost reduction affecting at least 90% of the Executive Committee and which does not exceed 10% of the Executive’s Base Salary and annual bonus target amount in the aggregate when combined with any such prior reductions. In each such case, the Executive shall provide the Company with written notice of the grounds for a Good Reason termination, and the Company shall have a period of 30 days to cure after receipt of the written notice. Resignation by the Executive following Company’s cure or before the expiration of the 30-day cure period shall constitute a voluntary resignation and not a termination or resignation for Good Reason. If the alleged Good Reason event has not been cured at the end of the cure period, the Executive’s termination of employment for Good Reason will be effective on the first day following the last day of the 30-day cure period. Notwithstanding anything herein to the contrary, the Executive hereby agrees that (A) no change to the Executive’s title and/or duties, responsibilities, or authority and (B) no required relocation, in either case, in connection with the Merger shall serve as the basis of a resignation by the Executive for Good Reason, to which changes/relocation the Executive hereby consents.

(f) “Release Agreement” means a release of claims agreement in the Company’s customary form that is executed by the Executive (and, where applicable, not revoked) and delivered to the Company on or prior to the 50th day following the date the Executive’s employment is terminated.

2. Position. The Executive will be employed as the President of BI-LO, LLC. The Executive shall report to, and be subject to the direction of the Chief Executive Officer of BI-LO Holdings, LLC.

3. Annual Base Salary. During the term of employment, the Executive shall receive an annual base salary in the amount of $575,000 (“Base Salary”) to be paid in accordance with the Company’s customary payroll practices.

4. Incentive Bonus. During the term of employment, the Executive shall be eligible to participate in the Company’s annual incentive program (or any successor plan or program) at the rate and on the terms determined by the Company.

5. Long-Term Incentive Program. Executive shall be eligible to earn an award under the Company’s Executive Incentive Pool Plan on the terms and conditions determined by the Company and set forth in such plan and any award agreement issued to the Executive under such plan evidencing the Executive’s participation therein.

6. Termination of Employment.

(a) Voluntary Termination. During the effectiveness of this Agreement, the Executive may terminate his employment for any reason upon not less than 45 days prior written notice to the Company; provided, that the Company may accelerate the Executive’s employment termination date to the date on which the Executive gives the Company notice of termination or on any date between such dates. If the Company accelerates the Executive’s termination date, the Executive shall be paid his Accrued Obligations as if he had worked the entirety of the 45-day notice period.

(b) Good Reason Termination. Notwithstanding anything to the contrary contained in Section 6(a), the Executive may terminate his employment for Good Reason at any time upon notice to the Company. In the event of any alleged Good Reason termination, the Executive shall provide the Company with written notice of the grounds for a Good Reason termination within 90 days of its initial occurrence, and the Company shall have a period of 30 days to cure after receipt of the written notice. Resignation by the Executive following the Company’s cure or before the expiration of the 30-day cure period shall constitute a voluntary resignation and not a termination for Good Reason. If the alleged Good Reason event has not been cured at the end of the cure period, the Executive’s termination of employment for Good Reason will be effective on the first day following the last day of the 30-day cure period.

(c) Involuntary Termination. The Company may terminate the Executive’s employment for any reason upon not less than 45 days’ prior written notice to the Executive. If 45 days’ prior written notice is not given by the Company, the Executive shall be paid his Accrued Obligations as if he had worked the entirety of the 45-day notice period.

(d) For Cause Termination. Notwithstanding anything to the contrary contained in Section 6(c), the Company may terminate the Executive’s employment for Cause at any time upon written notice to the Executive. The Executive’s resignation in advance of an anticipated termination for Cause shall constitute a termination for Cause.

(e) Disability. The Executive’s employment and this Agreement shall terminate in the event of the Executive’s Disability.

(f) Death. This Agreement shall terminate upon the Executive’s death; provided, however, that if the Executive dies while he is receiving benefits pursuant to Section 7(b) of this Agreement, then the Company shall pay the remaining benefits, if any, due under Section 7(b) to the Executive’s designated beneficiary.

7. Compensation and Benefits Upon Termination.

(a) Termination for Any Reason. Upon the termination of the Executive’s employment for any reason, not later than 30 days after the date of such termination, the Company will pay to the Executive the Accrued Obligations.

(b) Termination without Cause or for Good Reason. If, during the effectiveness of this Agreement, the Executive terminates his employment for Good Reason, or the Company terminates the Executive’s employment without Cause, and the Executive executes (and does not later revoke) the Release Agreement, then, in addition to the Accrued Obligations, the Executive will be entitled to the following, subject to Section 7(d):

(i) The Company shall pay the Executive an amount equal to two times the Executive’s annual rate of Base Salary as of the date of termination (the “Severance Payment”). The Severance Payment shall be paid in a single lump sum payment on the 60th day following Executive’s “separation from service” from the Company within the meaning of Treas. Reg. § 1.409A-l(h). All severance benefits due from the Company or any of its affiliates shall be payable to the Executive solely under this Agreement and the executed Release Agreement.

(ii) Subject to Section 7(d), upon the Executive’s termination, the Executive will be eligible to elect individual and dependent continuation group health and dental coverage, as provided under Section 4980B(f) of the Code (“COBRA”), for the maximum COBRA coverage period available, subject to all conditions and limitations (including payment of premiums and cancellation of coverage upon obtaining duplicate coverage or Medicare entitlement). If the Executive executes (and does not revoke) the Release Agreement, and if the Executive or one or more of the Executive’s covered dependents elects COBRA coverage, then the Company shall pay the cost of the COBRA coverage for the 18 month period following the Executive’s termination date. The Executive (or dependents, as applicable) shall be responsible for paying the full cost of the COBRA coverage (including any administrative charge) after the earlier of (x) the expiration of 18 months following Executive’s termination date, or (y) eligibility for comparable coverage under another employer’s medical plan. Executive will receive a Form W-2 reporting any income imputed to Executive due to the benefits provided pursuant to this Section 7(b)(ii).

(iii) The Executive shall not be entitled to, and his Accrued Obligations shall not include, payment for vacation that would have accrued during any applicable 45-day notice provision for the termination of employment under this Agreement, nor is Executive entitled to payment for unused vacation from years other than the calendar year of the Executive’s termination of employment.

(iv) The Executive shall be credited with service for equity, long-term incentive and all employee benefit vesting purposes (other than vesting under any tax qualified retirement plan) as if he had worked the entirety of any applicable 45-day notice provision to the extent such credit can be provided without violating the nondiscrimination or other requirements of applicable law.

(c) Death, Disability, Voluntary Resignation without Good Reason, or Involuntary Termination with Cause. Notwithstanding anything in this Agreement to the contrary, payments and benefits under Section 7(b) shall not be made or available upon the Executive’s death (except as set forth in Section 6(f)), Disability, voluntary resignation without Good Reason, or involuntary termination with Cause.

(d) Mitigation/Offset. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

8. Construction. This Agreement shall be deemed drafted equally by both the parties. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any party shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary: (a) the plural includes the singular and the singular includes the plural; (b) “and” and “or” are each used both conjunctively and disjunctively; (c) “any,” “all,” “each,” or “every” means “any and all”, and “each and every” (d) “includes” and “including” are each “without limitation;” (e) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (f) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

9. Enforcement. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

10. Withholding. The Company may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation and any other amounts as Executive directs pursuant to the Company’s existing policies.

11. Internal Revenue Code Section 409A. Notwithstanding anything contained in this Agreement to the contrary, to the maximum extent permitted by applicable law, amounts payable to the Executive pursuant to Section 7(b)(i) are intended to be made in reliance upon Treas. Reg. § 1.409A-1(b)(4) (short-term deferral). No amounts payable under this Agreement upon the Executive’s termination of employment shall be payable unless the Executive’s termination of employment constitutes a “separation from service” within the meaning of Treas. Reg. § 1.409A-1(h). The Company and the Executive intend that their exercise of authority or discretion under this Agreement shall comply with Section 409A of the Code. If any provision of this Agreement does not satisfy the requirements of Section 409A, such provision shall nevertheless be applied in a manner consistent with those requirements. If any provision of this Agreement would subject the Executive to additional tax or interest under Section 409A, the Company shall reform the provision. However, the Company shall maintain to the maximum extent practicable the original intent of the applicable provision without subjecting the Executive to additional tax or interest, and the Company shall not be required to incur any additional compensation expense as a result of the reformed provision. In no event whatsoever shall the Company be liable for any tax, interest or penalties that may be imposed on the Executive under Section 409A. Notwithstanding the foregoing, no particular tax result for Executive with respect to any income recognized by Executive in connection with this Agreement is guaranteed. Neither the Company nor any of its affiliates shall have any obligation to indemnify or otherwise hold the Executive harmless from any or all such taxes, interest, or penalties, or liability for any damages related thereto. The Executive acknowledges that he has been advised to obtain independent legal, tax or other counsel in connection with Section 409A. Each payment under this Agreement is intended to be a “separate payment” and not a series of payments for purposes of Section 409A. References in this Agreement to Section 409A of the Code include rules, regulations, and guidance of general application issued by the Department of the Treasury under Code Section 409A. Any payments or reimbursements of any expenses provided for under this Agreement shall be made in accordance with Treas. Reg. § 1.409A 3 (i)(1)(iv).

12. No Waiver. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at any time.

13. Arbitration.

(a) All claims, demands, causes of action, disputes, or controversies (“Claims”) arising from or relating to this Agreement, Executive’s employment, or the termination of either, whether arising in contract, tort or otherwise and whether provided by statute, equity or common law, that the Company may have against the Executive or that the Executive may have against the Company, or any of the Company’s subsidiaries, or any of the foregoing entities’ respective officers, directors, employees or agents in their capacity as such or otherwise shall be submitted to binding arbitration. Any arbitration shall be conducted in accordance with the Federal Arbitration Act (“FAA”) and, to the extent an issue is not addressed by the FAA or the FAA does not apply, with the then-current National Rules for the Resolution of Employment Disputes of the American Arbitration Association.

(b) The arbitrators shall apply the substantive law of South Carolina (excluding South Carolina choice-of-law principles that might call for the application of some other state’s law) or federal law, or both as applicable to the claims asserted. The arbitrators shall have exclusive authority to resolve any dispute relating to the interpretation, applicability or enforceability of this Section 13, including any claim that all or part of this Agreement is void or voidable and any claim that an issue is not subject to arbitration. The results of arbitration will be binding and conclusive on the parties hereto. All parties agree that venue for arbitration will be in Greenville County, South Carolina, and that any arbitration commenced in any other venue will be transferred to Greenville County, South Carolina, upon the written request of any party to this Agreement. The prevailing party will be entitled to reimbursement for reasonable attorneys’ fees, reasonable costs and other reasonable expenses pertaining to the arbitration and the enforcement thereof and such attorneys fees, costs and other expenses shall become a part of any award, judgment or verdict. All proceedings conducted pursuant to this Section 13, including any order, decision or award of the arbitrators, shall be kept confidential by all parties except as necessary to enforce such order, decision, or award.

(c) Notwithstanding the foregoing, or any other provision of this Agreement, Executive and the Company may petition a court for an injunction to maintain the status quo pending resolution of any Claim, and Section 13(a) shall not require the arbitration of an application for emergency or temporary injunctive relief by either party pending arbitration; provided, however, that the remainder of any such dispute beyond the application for emergency or temporary injunctive relief shall be subject to arbitration under Section 13(a).

(d) EXECUTIVE ACKNOWLEDGES THAT BY SIGNING THIS AGREEMENT, EXECUTIVE IS WAIVING ANY RIGHT THAT EXECUTIVE MAY HAVE TO A JURY TRIAL OR A COURT TRIAL IN CONNECTION WITH, OR RELATING TO, A CLAIM.

14. Funding. It is the intent of the Company and the Executive that the Agreement be treated as unfunded for purposes of the Code, and the Employee Retirement Income Security Act of 1974, as amended.

15. Choice of Law. This Agreement shall be interpreted and construed in accordance with and shall be governed by the laws of the State of South Carolina, without reference to principles of conflict of laws and, when applicable, the laws of the United States.

16. Successors and Assigns. This Agreement and all rights hereunder are personal to the Executive and shall not be assignable by the Executive; provided, however, that any amounts that have become payable under this Agreement prior to the Executive’s death shall inure to the benefit of the Executive’s heirs and other legal representatives, as the case may be. This Agreement shall be binding upon and inure to the benefit of the Company and any successor of the Company. The Company shall require any successor in a change in control or otherwise to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no succession had taken place. Upon such assumption by the successor, the Company automatically shall be released from all liability hereunder (and all references to the Company herein shall be deemed to refer to such successor).

17. Covenant Not to Disclose Trade Secrets and Confidential Information.

(a) Executive acknowledges that the Company has information which is confidential and information which constitutes trade secrets which the Company uses in its Business and which is essential to its continued ability to compete and be successful in the Business of the Company. For purposes of this Agreement, “Business” shall mean the unique business of the Company; namely, the retail grocery business.

(b) The term “Trade Secret(s),” as such term is used herein, means information, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers which is not commonly known by or available to the public and which information (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(c) Executive acknowledges and recognizes that the list of current and prospective customers, clients, suppliers, developers, vendors, fundraisers, consultants, investors and distributors of the Company, together with information related to same, as well as the Company’s software, financial information, strategic sales, business, marketing and operational plans and policies, as the same may exist from time to time, are valuable, special and unique assets of the Company and are Trade Secrets belonging to the Company.

(d) The term “Confidential Information,” as such term is used herein, shall mean any information which the Company uses in its business and which the Company considers to be confidential or proprietary, but which does not rise to the level of a Trade Secret. Confidential Information also includes any information described in this Section 17 which the Company obtains from another party and treats as proprietary or confidential, whether or not owned or developed by the Company.

(e) Executive further covenants and agrees that during Executive’s employment and at all times thereafter, Executive shall not use or disclose any Trade Secrets of the Company to any person, association or entity, for any reason or purpose whatsoever, except as an Executive of the Company with the express written consent of the Company.

(f) Executive further covenants and agrees that during Executive’s employment and for a period of four years following the termination of Executive’s employment relationship with the Company, either by Executive or the Company, for any reason whatsoever, Executive shall not use or disclose any Confidential Information, except as an Executive of the Company with the express written consent of the Company.

18. Non-Compete. In consideration for the terms of this Agreement, and the employment of the Executive under the conditions set forth herein, the Executive hereby expressly covenants and agrees (which covenant and agreement are of the essence of this contract) as follows:

(a) In the event Executive’s employment is terminated (i) voluntarily by the Executive; (ii) by the Company for Cause; or (iii) by the Company without Cause but Executive has received benefits pursuant to the Executive Incentive Pool Plan, Executive agrees that Executive will not engage, either directly or indirectly, in the food retail business, will not be, directly or indirectly, employed by, affiliated with, a principal in or in any way connected with, or provide assistance to (for or not for compensation) any person, partnership, corporation, or other business entity or organization engaged in the supermarket industry for a period of six months after Executive’s employment terminates or ceases with the Company, and within the geographic areas in which the Company operates.

(b) The Executive agrees that any remedy at law for any breach of this provision shall be inadequate and that the Company shall be entitled to injunctive relief in addition to any other remedy at law or in equity, not limited to an action for damages, and including but not limited to an award of reasonable attorney’s fees and costs incurred in enforcing this provision and any action at law or in equity.

19. Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but both of which, when taken together, shall constitute one Agreement.

20. Amendment. This Agreement may not be amended or modified at any time except by a written instrument approved by the board of directors of the Company and executed by the Company and the Executive.

21. Executive Acknowledgment. The Executive acknowledges that he has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representatives or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on his own judgment.

22. Effect of Agreement. This Agreement amends, restates and supersedes the Amended and Restated Employment Agreement in its entirety as of the Effective Date, and the Amended and Restated Employment Agreement shall have no further force or effect after the Effective Date.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of 3-8-12, 2012.

BI-LO, LLC

By:	/s/ Marc L. Lipshy
Name:	Marc L. Lipshy
Title:	Vice President

EXECUTIVE

/s/ Michael D. Byars
Michael Byars

Exhibit A - 1